Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

(Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations)

Item 1.	Names of the Parties to the Transaction

Shaw Communications Inc. (“Shaw”)
Rogers Communications Inc. (“Rogers”)

Item 2.	Description of the Transaction

On April 3, 2023, Rogers completed the acquisition of Shaw pursuant a statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) in accordance with the terms of an arrangement agreement entered into by the parties on March 13, 2021 (the “Arrangement Agreement”) and the plan of arrangement attached thereto (the “Plan”). Holders of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares” and together with the Class A Shares, the “Shaw Participating Shares”)  (other than shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, related persons thereof and certain members of the Shaw family (collectively, the “Shaw Family Shareholders”)), are entitled to receive $40.50 (the “Purchase Price”) in cash for each Shaw Participating Share held at the closing of the transaction. The Shaw Family Shareholders are entitled to receive approximately 60% of the Purchase Price for their Shaw Participating Shares in the form of Class B Non-Voting Shares in the capital of Rogers, with such exchange ratio calculated on the basis of the volume-weighted average trading price for such Rogers shares for the 10 trading days ending March 12, 2021, and the balance of the Purchase Price in cash.

Immediately prior to the completion of the Arrangement, Shaw and Shaw Telecom Inc. completed the sale of all of the outstanding shares of Freedom Mobile Inc. to Videotron Ltd.

Following the completion of the Arrangement, Rogers and Shaw, as Rogers’ then wholly-owned subsidiary, completed a vertical short form amalgamation pursuant to ss. 273, 275 and 277 of the Business Corporations Act (British Columbia) (the “Amalgamation”). The Shaw Participating Shares will be delisted from the Toronto Stock Exchange, the TSX Venture Exchange and the New York Stock Exchange, as applicable, by the close of business on April 4, 2023.

Additional information relating to the Arrangement is available in the management information circular of Shaw dated April 14, 2021, which is available on Shaw’s SEDAR profile at www.sedar.com.

Item 3.	Effective Date of the Transaction

April 3, 2023.

Item 4.	Names of Each Party that Ceased to be a Reporting Issuer after the Transaction and of Each Continuing Entity

Prior to the completion of the Amalgamation, Shaw was a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Quebec and Nunavut.

As a result of the Amalgamation, Shaw no longer exists as a distinct legal entity and will cease to make separate filings as a reporting issuer. The resulting amalgamated entity continued under the name “Rogers Communications Inc.” and remains listed on the Toronto Stock Exchange as TSX: RCI.A and RCI.B, and on the New York Stock Exchange as NYSE: RCI. The share terms of the resulting entity are the same as those of Rogers prior to the Amalgamation.

Item 5.	The Date of the Reporting Issuer’s First Financial Year-End After the Transaction, if Paragraph (a) or (b)(ii) of Section 4.9 of National Instrument 51-102 (the “Instrument”) Applies

Not applicable.

Item 6.
The Periods, Including the Comparative Periods, if any, of the First Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction, if Paragraph (a) or (b)(ii) of Section 4.9 of the Instrument Applies

Not applicable.

Item 7.	Documents Filed under the Instrument that Describe the Transaction and Where those Documents can be Found in Electronic Format, if Paragraph (a) or (b)(ii) of Section 4.9 of the Instrument Applies

Not applicable.

Item 8.	Date of Report

April 4, 2023.